                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the Month of November 2000
                                         ----------------


                           PETROLEUM GEO-SERVICES ASA
                 -----------------------------------------------
                 (Translation of registrant's name into English)


                                 Strandveien 50E
                                   P.O. Box 89
                                 N-1325 Lysaker
                                     Norway
                 -----------------------------------------------
                    (Address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F  X     Form 40-F
                                   ---              ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                 Yes     No  X
                                    ----   -----

                  THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM S-8 (SEC REGISTRATION NO. 333-6420) AND IN THE PROSPECTUSES CONSTITUTING PART OF THE REGISTRATION STATEMENTS OF PETROLEUM GEO-SERVICES ASA ON FORM F-3 (SEC REGISTRATION NOS. 333-90379, 333-9518 AND 333-9520) AND PART OF THE REGISTRATION STATEMENT OF PETROLEUM GEO-SERVICES ASA ON FORM F-4 (REGISTRATION NO. 333-9702).


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                                   [PGS LOGO]
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FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
J. CHRIS BOSWELL, SVP & CFO                                     October 25, 2000
SAM R. MORROW, SVP Finance & Treasurer
ERIK HOKHOLT, Director Financial Planning & European IR
Phone: +44 1224 247 000 (Management will be available at this number through 10/25/00. After 10/25/00, please call 281-589-7935.)

                        PETROLEUM GEO-SERVICES ANNOUNCES
                           THIRD QUARTER 2000 RESULTS

FINANCIAL HIGHLIGHTS

    o  Third quarter revenue increases by 4% over the 2000 second quarter

    o Third quarter diluted earnings per share were $0.17, an increase of 21% over the 2000 second quarter

    o Production services revenue totals $124.8 million, 51% of total revenue, for the third quarter

    o  Third quarter multi-client sales were $62.2 million

    o PGS announces intention to register its shares in Spinnaker Exploration Company as part of its previously stated plans to divest of non-core assets and reduce debt

OPERATING HIGHLIGHTS

    o PGS is awarded a 10,000 square kilometer exclusive multi-client 3D contract in deepwater Brunei that will utilize the largest streamer spread ever deployed in the Asia Pacific region

    o PGS is awarded a contract to acquire 2,088 square kilometers of multi-client 3D data in Pakistan, with work expected to commence in the fourth quarter of 2000

    o PGS is awarded a contract to establish a data bank for Pertamina in Indonesia utilizing its proprietary PetroBank(TM) data management platform

    o PGS' Ramform Banff mobilizes to shipyard for modifications to improve vessel roll motions and thereby improve uptime performance

         HOUSTON, TEXAS; OSLO, NORWAY; OCTOBER 25, 2000:-- Petroleum Geo-Services ASA (NYSE: PGO; OSE: PGS) reported today 2000 third quarter revenue of $246.9 million, an increase of 12% over the same period of the previous year.

         Third quarter operating profit was $50.4 million, representing a 20% operating profit margin versus a 21% operating profit margin (before unusual items) for the 1999 third quarter.

         Net income for the third quarter of 2000 was $17.3 million, versus $21.8 million (before unusual items) for the 1999 third quarter. Diluted earnings per share were $0.17 compared to diluted earnings per share (before unusual items) of $0.22 for the same period of 1999.

         Reidar Michaelsen, Chairman of the Board and Chief Executive Officer, stated, "Oil and gas prices remain high due to tight supplies resulting from favorable global economic growth and limited excess productive capacity. Consequently, oil and gas companies have started increasing exploration


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and production spending due to the critical need to develop new reserves and enhance production from existing reservoirs. We expect to continue expanding our production and geophysical services businesses through deployment of our production expertise and our advanced geophysical technology. Specifically, geophysical products such as our PetroTrac(TM) suite of advanced reservoir technologies and our extensive inventory of multi-client 3D data covering some of the most prospective regions in the world should position PGS to capture a growing share of this higher spending."

         Michaelsen went on to say, "As announced earlier today, we intend to register our shares in Spinnaker Exploration Company as part of our previously disclosed plans to divest of non-core assets and reduce debt. This registration will give PGS the flexibility to dispose of its shares in an orderly fashion over the next 24 months."

REVIEW OF GEOPHYSICAL SERVICES OPERATIONS

         For the quarter ended September 30, 2000, the Company achieved total geophysical services revenue of $122.1 million, an increase of 10% over the same period of 1999, yielding an operating profit of $16.3 million. Multi-client sales revenue for the period totaled $62.2 million. The average amortization rate applied to multi-client sales during the third quarter was 57%.

         The increase in geophysical services revenue primarily reflects improved pricing levels in the contract segment of the market. While we have allocated more vessels to this market segment, demand for our multi-client 3D data has remained steady. High oil and gas prices have resulted in record earnings for many oil and gas companies, which has translated into growing exploration and production spending. This increased spending is expected to be focused on enhancing production from existing reservoirs through application of reservoir-focused technologies such as our PetroTrac(TM) suite of advanced seismic tools, and on exploration and development in the highly prospective regions of Brazil, mid-Norway, deepwater Gulf of Mexico and West Africa; areas where PGS maintains a sizeable multi-client database.

         During the third quarter, we continued to acquire data under our Brazilian multi-client programs. Offshore Brazil remains one of the most prospective regions in the world and major oil and gas companies have shown a high level of commitment to this area, leading to excellent interest in this data. Additionally, the future award of exploration and development licenses by host countries in regions such as West Africa and Asia Pacific should result in additional revenue from uplift fees due under previously executed multi-client sales contracts, as well as generate new interest in our multi-client data in those regions.

REVIEW OF PRODUCTION SERVICES OPERATIONS

         For the quarter ended September 30, 2000, the Company achieved production services revenue of $124.8 million, a 15% increase as compared to the same period of the prior year, yielding an operating profit of $34.1 million. The higher revenue can be attributed to the Petrojarl Varg, acquired in July 1999; the Petrojarl Foinaven, due to higher production volumes during the period; the Petrojarl I, as a result of production under the Kyle early production contract; and increased activity at Atlantic Power, our platform services division. These increases were partially offset by lower revenue from the Ramform Banff resulting from the implementation of the vessel improvement plan.

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         During the third quarter, the Petrojarl I continued early well test production on the Kyle field. Production under this contract is expected to continue into November 2000. The Petrojarl I remains scheduled to begin production of Statoil's Glitne field in the Norwegian sector of the North Sea in mid-2001 for a duration of between twenty-six and thirty months, with the first eighteen months non-cancelable. The Glitne contract will require an upgrade of the process capability of the Petrojarl I, the timing of which will depend upon the ultimate duration of the Kyle early production contract and other potential short term North Sea work. This upgrade is expected to enhance the value and utility of the vessel, and we expect a significant portion of the cost to be recouped via the Glitne contract. With respect to the Ramform Banff, the vessel departed the field during October for a shipyard in Germany, where a planned upgrade will significantly reduce vessel roll motions, thereby improving uptime performance. The upgrade, which has the support of the U.K. Health and Safety Executive and the Banff oil field partners, will require a short yard stay, after which the vessel is expected to be back in operation by year-end. No compensation will be required from PGS while production from the Banff field is temporarily suspended during the upgrade period.

         On a matter related to the Banff field development, the Company has reached a settlement resolving outstanding litigation with DSND Subsea Ltd., a company that was contracted to perform certain subsea services for the Banff field development during 1998. The settlement includes all aspects of the contract that were disputed. The final settlement cost will be reflected as part of the cost of the Banff field development and will not have a material impact on the Company's financial position or results from operations.

                     * * * * * * * * * * * * * * * * * * * *

         Petroleum Geo-Services' third quarter earnings conference call is scheduled for October 25, 2000 at 9:30 a.m. EDT. Interested parties may listen to the call via Petroleum Geo-Services' web site at www.pgs.com. PGS suggests that you connect with the site at least fifteen minutes prior to the call to ensure adequate time for any software download that may be needed to hear the call. There will be a digital replay of the conference call beginning at 11:00 a.m. EDT on the day of the call through Wednesday, November 1, 2000 at 888-566-0439 or 402-998-0607 for international callers (Passcode: PGS).

                     * * * * * * * * * * * * * * * * * * * *

         Petroleum Geo-Services is a technologically-focused oilfield service company principally involved in two businesses: geophysical seismic services and production services. PGS acquires, processes, manages and markets 3D, time-lapse and multi-component seismic data and provides associated data management solutions. This data is used by oil and gas companies in the exploration for new reserves, the development of existing reservoirs, and the management of producing oil and gas fields. PGS' PetroTrac(TM) suite of advanced geophysical technologies allows oil and gas companies to better characterize and monitor their reservoirs in order to enhance production and ultimate recovery of hydrocarbons. In its production services business, PGS owns four floating production, storage and offloading systems and operates numerous offshore production facilities for oil and gas companies. FPSOs permit oil and gas companies to produce from offshore fields more cost effectively. PGS operates on a worldwide basis with headquarters in Oslo, Norway and Houston, Texas.

                     * * * * * * * * * * * * * * * * * * * *


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         The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical and future trends, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company. Such forward-looking statements are also subject to certain risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in, or implied by, such forward-looking statements.

                         - FINANCIAL TABLES TO FOLLOW -

           TO ACCESS MORE INFORMATION, VISIT OUR WEB SITE: WWW.PGS.COM


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                           Petroleum Geo-Services ASA
                       Consolidated Income Statements(1)

                                                                    Quarter ended              Nine months ended       Year ended
                                                                     September 30,                September 30,        December 31,
                                                             ----------------------------  --------------------------  ------------
(In thousands of dollars, except for share data)                 2000            1999          2000          1999          1999
                                                             ------------    ------------  ------------  ------------  ------------
 REVENUE                                                     $    246,880    $    219,470  $    695,999  $    567,470  $    788,160
                                                             ------------    ------------  ------------  ------------  ------------
 Cost of sales                                                    109,605          89,387       317,060       230,815       333,060
 Depreciation and amortization                                     65,755          62,951       195,441       170,293       238,576
 Research and technology costs                                      1,465           2,543         6,736        13,612        15,859
 Selling, general and administrative costs                         19,695          17,820        57,203        52,817        71,738
 Unusual items, net(2)                                                 --          21,866            --        89,855        89,855
                                                             ------------    ------------  ------------  ------------  ------------
     Total operating expenses                                     196,520         194,567       576,440       557,392       749,088
                                                             ------------    ------------  ------------  ------------  ------------
 Operating profit                                                  50,360          24,903       119,559        10,078        39,072
 Financial expense, net(3)                                        (36,896)        (26,179)     (100,090)      (67,063)      (95,969)
 Other income, net(4)                                               2,902          (3,732)        8,074        16,753        18,715
                                                             ------------    ------------  ------------  ------------  ------------
 Income (loss) before income taxes and cumulative
     effect of accounting change                                   16,366          (5,008)       27,543       (40,232)      (38,182)
 Provision (benefit) for income taxes(5)                             (946)        (25,110)      (10,704)      (37,738)      (41,890)
                                                             ------------    ------------  ------------  ------------  ------------
 Income (loss) before cumulative effect
     of accounting change                                          17,312          20,102        38,247        (2,494)        3,708
 Cumulative effect of accounting change, net(6)                        --              --            --       (19,977)      (19,977)
                                                             ------------    ------------  ------------  ------------  ------------
     NET INCOME (LOSS)                                       $     17,312    $     20,102  $     38,247  $    (22,471) $    (16,269)
                                                             ============    ============  ============  ============  ============

 Basic earnings (loss) per share before cumulative effect
     of accounting change                                    $       0.17    $       0.21  $       0.38  $      (0.03) $       0.04
 Cumulative effect of accounting change, net(6)                        --              --            --         (0.21)        (0.21)
                                                             ------------    ------------  ------------  ------------  ------------
 Basic earnings (loss) per share                             $       0.17    $       0.21  $       0.38  $      (0.24) $      (0.17)
                                                             ============    ============  ============  ============  ============

 Diluted earnings (loss) per share before cumulative effect
     of accounting change                                    $       0.17    $       0.20  $       0.37  $      (0.03) $       0.04
 Cumulative effect of accounting change, net(6)                        --              --            --         (0.21)        (0.21)
                                                             ------------    ------------  ------------  ------------  ------------
 DILUTED EARNINGS (LOSS) PER SHARE(7)                        $       0.17    $       0.20  $       0.37  $      (0.24) $      (0.17)
                                                             ============    ============  ============  ============  ============

 Basic shares outstanding                                     102,208,350      97,948,880   101,909,481    92,499,346    94,767,967
                                                             ------------    ------------  ------------  ------------  ------------
 Diluted shares outstanding                                   104,023,809      99,678,053   103,381,447    92,499,346    95,840,199
                                                             ============    ============  ============  ============  ============

NOTES:
(1) Certain reclassifications have been made to conform prior year amounts with the current year presentation.

(2) Unusual items, net for the year ended December 31, 1999 includes $74.0 million (of which $21.9 million was incurred in the third quarter of 1999) in employee termination costs, lease termination/revision costs, vessel derigging costs and equipment impairments directly related to restructured operations, as well as $15.9 million in asset impairments necessitated by market conditions.

(3) For information regarding $143.8 million liquidation amount of 9.625% trust preferred securities issued by PGS Trust I, a statutory business trust formed by the Company, see Note 9 in the Notes to Consolidated Financial Statements contained in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 1999. Financial expense, net for the third quarter and nine months ended September 30, 2000, and the year ended December 31, 1999, includes $3.7 million, $11.1 million and $7.7 million, respectively, in minority interest expense related to the trust's securities. The sole assets of the trust are junior subordinated debentures of the Company that bear interest at the rate of 9.625% per year and mature on June 30, 2039. As of June 30, 2000, the trust held $148.2 million principal amount of such debentures.

(4) Other income, net for 1999 includes $19.1 million in UK lease gains related to the Ramform Victory and the Ramform Vanguard which were delivered in January and April of 1999, respectively.

(5) Provision (benefit) for income taxes for 1999 includes $15.3 million in gains related to the resolution of certain tax issues during the third quarter of 1999.

(6) Effective January 1, 1999, the Company adopted Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-up Activities." This SOP requires that the initial, one-time costs related to introducing new products and services, conducting business in new territories or commencing new operations be expensed as incurred. Accordingly, the Company has recognized a charge to income of $28.0 million ($20 million net of tax) as the cumulative effect of the change in accounting principle.

(7) Diluted earnings per share before unusual items and gains related to the resolution of certain tax issues for the third quarter of 1999 were $0.22.